September 21, 2001                                Paul G. Hughes
                                                  Also Admitted in New York
                                                  203-351-4207, Fax 203-708-3806
                                                  phughe@cl-law.com

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

Re:      Lincoln Snacks Company
         Schedule 13E-3; File No. 5-53675
         Schedule 14A; File No. 0-23048
         Filed on August 6, 2001

Dear Sirs:

By letter dated September 17, 2001 and in a telephone  conversation on September
20, 2001 with  Michele M.  Anderson,  we received  your  comments on the amended
Schedule  13E-3 (file No.  5-53675)  filed on September 10, 2001 and the amended
Schedule 14A (file No.  0-23048)  filed on September 7, 2001 with respect to the proposed merger of Lincoln Snacks Company ("Lincoln  Snacks") and Lincoln Snacks
Acquisition  Corp.  ("Lincoln  Acquisition").  Along with this  letter,  Lincoln
Snacks is filing  [amended  preliminary]  proxy  material,  and Lincoln  Snacks,
Lincoln  Acquisition,   Brynwood  Partners  III  L.P.   ("Brynwood"),   Brynwood
Management  III L.P.,  Hendrik  J.  Hartong,  Jr. and John T. Gray are filing an amendment to their  Schedule  13E-3  relating to the proposed  transaction,  the principal  purpose of which is to respond to your  comments.  "Proxy  Statement"
refers to the preliminary  proxy  statement being filed on the date hereof,  and
"Schedule  13E-3"  refers to the  Schedule  13E-3  filed on August 6,  2001,  as amended by Amendment No. 1 and Amendment No. 2 thereto filed on the date hereof.

The  purpose  of this  letter is to  respond  to your  comments  on the  amended
Preliminary Proxy Statement and the amendment to the Schedule 13E-3.

                                SCHEDULE 13E-3/A

SEC Comment No. 1. We note your  response to prior comment 1. Please expand your analysis to  quantify  the level of each  officer's  and  director's  continuing equity  interest  (upon the exercise of their  options  after the merger) and to specify any changes in their  employment  packages  going  forward.  We may have further comment.

Response.  In "SUMMARY - Interests  of Certain  Persons in the  Merger," we have added the following sentence to the end of the second bullet point:

Securities and Exchange Commission    -2-                     September 21, 2001

                  If all such options are exercised, the directors and executive officers  would own 8.6% of the Lincoln  Snacks'  common stock then outstanding.

The  following  has been added as the second last  paragraph  of  "INTERESTS  OF
CERTAIN PERSONS IN THE MERGER - Lincoln Snacks' Stock Options":

                  The following  table shows the total number of options held by each of the directors and executive officers of Lincoln Snacks and the percentage of Lincoln  Snacks' common stock each would own assuming such options are exercised in full.

                                                   Number of
                        Name                        Options          Percentage

                  Ian B. MacTaggart                  35,000              0.4%
                  C. Alan MacDonald                  35,000              0.4
                  Robert Zwartendijk                 25,000              0.3
                  Hendrik J. Hartong III            450,000              4.8
                  David D. Clarke                   200,000              2.1
                  Joanne W. Prier                    60,000              0.6

The following has been added as the final paragraph of "INTERESTS OF CERTAIN
PERSONS IN THE MERGER - Lincoln Snacks' Stock Options":

                  In connection with the Merger Agreement and the merger, there will be no change in the employment arrangements for any of the directors or executive officers of Lincoln Snacks.

SEC  Comment No. 2. We have  considered  your  response to our prior  comment 3;
however,  we do not agree with your assertion that Brynwood's prior purchases of
Lincoln  Snacks  common stock did not  constitute  the first steps in your going private transaction. Please note that a transaction will be considered part of a series of transactions  constituting a Rule 13e-3  transaction if it is effected as part or in  furtherance  of a series that taken  together,  have a reasonable likelihood or purpose of producing,  directly or indirectly,  the requisite Rule
13e-3  effects.  This  may  include  a  transaction  effected  with  "a  view to increasing the  probability of success or reducing the aggregate  expense of, or otherwise facilitating" the production of any of the specified effects. Refer to
Question No. 4 in Exchange Act Release No. 34-17719.  It appears that Brynwood's stock  purchases  may have had a reasonable  likelihood or purpose of producing, directly or  indirectly,  a going  private  effect.  In this  regard,  it is not necessary for

Securities and Exchange Commission    -3-                     September 21, 2001

Brynwood  to have  formally  made a  decision  or  commitment  to effect a going private transaction. Please provide us with further analysis.

Response.  Based on the information  contained in Lincoln Snacks' Annual Reports on Form 10-K for the fiscal years ended June 30, 2000,  1999,  1998 and 1997 and the number of record holders as of the record date for the special meeting,  the maximum number of record  holders of Lincoln  Snacks' common stock was 38. Based on this,  it  appears  that for the  entire  period  since  Brynwood's  original acquisition of Lincoln  Snacks' common stock,  this class of securities was held of record by fewer than 300 persons. No purchases by Brynwood could have had the reasonable  liklihood or purpose of reducing the number of record  holders below
300.

In December 1999, the Lincoln  Snacks' common stock was delisted from The Nasdaq
SmallCap  Market because  Lincoln Snacks was unable to establish that there were at  least  300  beneficial  round  lot  shareholders,  one of the  criteria  for continued listing on The Nasdaq SmallCap Market. Lincoln Snacks has been advised by its  transfer  agent  that,  as of August 17,  2001,  the record date for the special  meeting,  there  were 29  stockholders  of  record  and 191  beneficial stockholders.  Even if each of the  record  holders  and each of the  beneficial owners owns a round lot (which we believe is highly unlikely),  the total number of beneficial  round lot owners would be  approximately  220. We submit that, in light of these  numbers and Lincoln  Snacks'  inability in 1999 to establish the number of beneficial  round lot owners,  it would be reasonable to believe that, since  Brynwood's  original  purchase  in 1998,  there  were never more than 300 beneficial  round lot owners.  As a result,  none of Brynwood's  purchases could have  created a reasonable  likelihood  or been made for the purpose of reducing the number of beneficial round lot owners to fewer than 300.

                       REVISED PRELIMINARY PROXY MATERIALS
               INTERESTS OF CERTAIN PERSONS IN THE MERGER, PAGE 6

SEC Comment No. 3. Revise the first bullet point to clarify that the advancement of expenses relates to any future indemnification  claims.  Consider adding that you  currently  do not expect such  payments to be made,  as  indicated  in your response to prior comment 10.

Response. The first bullet point has been revised to read as follows:

                  Brynwood has agreed to cause  Lincoln  Snacks as the surviving company to honor Lincoln Snacks'  obligations to indemnify and
                  advance   expenses  to  Lincoln  Snacks'  present  and  former
                  directors,  officers  and  employees  with  respect  to future claims for indemnification. Lincoln Snacks is not aware of any potential claims for such indemnification payments.

The  first  sentence  under  "INTERESTS  OF  CERTAIN  PERSONS  IN THE  MERGER  -
Indemnification  Rights" has been revised to add "with  respect to future claims for  indemnification" at the end, and the following has been added to the end of that paragraph:

Securities and Exchange Commission    -4-                     September 21, 2001

                  Lincoln  Snacks is not aware of any potential  claims for such indemnification.

                                 Special Factors
 Background and Reasons for the Merger; Recommendation of the Lincoln Snacks' Board
                                Background page 9

SEC Comment No. 4. We note your  revisions  in response to prior  comment 12. It appears that you did not insert the new disclosure in the appropriate  locations in your Background section.  For example, you added a new sentence at the end of the last full  paragraph  on page 10,  but that  paragraph  does not relate to a meeting  between Mr.  MacDonald and BNY Capital  Markets.  Did you intend to add this sentence to the  carryover  paragraph on pages 10 and 11, where you discuss the content of the July 17 meeting? Please revise.

Response.  The sentence referred to has been moved to become the fourth sentence of the eighth  paragraph under "SPECIAL FACTORS - Background and Reasons for the
Merger; Recommendation of the Lincoln Snacks' Board - Background."

SEC Comment No. 5. You continue to state that BNY Capital Markets  distributed a preliminary summary of its analyses at the July 31 meeting. It appears that this preliminary  summary  is a written  report  that  should be filed as an  exhibit pursuant to Item 9 of Schedule  13E-3.  Revise to  summarize  the content of the preliminary  summary  and  file  the  document  as an  exhibit  with  your  next amendment.

Response.  The last sentence of the eighth  paragraph  under "SPECIAL  FACTORS -
Background  and Reasons for the Merger;  Recommendation  of the Lincoln  Snacks'
Board - Background"  has been  deleted.  On July 31, 2001,  BNY Capital  Markets provided one of the directors  with an advance copy of the materials it prepared for its August 1, 2001  presentation  to the Special  Committee and the board of directors.  This copy was  provided to the director  because  that  director was unable to be present physically on August 1, 2001. Because this was done only to be sure the  director  had the  materials  when  BNY  Capital  Markets  made its presentation,  we do not  believe  the fact of  providing  the  advance  copy is material to the background of the merger.

                    REASONS FOR APPROVING THE MERGER, PAGE 11

SEC Comment No. 6. Revise to state  whether or not each filing  person  believes that  the  Rule  13e-3  transaction  is  "substantively"  fair  to  unaffiliated shareholders. See prior comment 21.

Response. The first paragraph following the bullet points under "SPECIAL FACTORS
- Background and Reasons for the Merger;  Recommendation  of the Lincoln Snacks'
Board - Reasons for Approving the Merger" to read as follows:

Securities and Exchange Commission    -5-                     September 21, 2001

                  Based on these factors and the  recommendation  of the Special
                  Committee,  the board of directors  determined  to approve the
                  Merger   Agreement  and  to  recommend  its  approval  by  the
                  stockholders of Lincoln Snacks.  These factors,  including the
                  analyses   performed  by  BNY  Capital  Markets,   which  were
                  expressly  adopted  by the  Special  Committee,  the  board of directors,  Brynwood, Brynwood Management III L.P. (Brynwood's
                  general  partner),  Mr.  Hartong,  Jr.,  Mr.  Gray and Lincoln
                  Acquisition also formed the basis for the determination by the
                  Special Committee, the board of directors,  Brynwood, Brynwood
                  Management  III L.P., Mr.  Hartong,  Jr., Mr. Gray and Lincoln
                  Acquisition that the merger will be substantively  fair to the stockholders of Lincoln Snacks other than Brynwood.

SEC Comment No. 7. As stated in prior comments 2 and 20, each filing person must individually  make a fairness  determination  in accordance with Item 1004(a) of
Regulation M-A and provide  disclosure in conjunction with Item 1004(b).  We are unable to locate any disclosure relating to the fairness  determinations made by
Lincoln Snacks Acquisition Corp. and Brynwood  Management III.  Furthermore,  if
one  party  relied  on the  analysis  of  another  to  fulfill  this  disclosure obligation,  the relying party must expressly  adopt the conclusion and analyses of the party that performed the Item 1014(b) analysis. Please note the following examples and make the appropriate revisions:

o     the first  bullet on page 12 does not  contain  an  affirmative  statement adopting BNY Capital Markets' analyses and conclusions;

o     it is not clear  whether the board  expressly  adopts both the  underlying analyses  of the  financial  advisor or the  special  committee  and their fairness determinations; and

o     you do not clearly indicate whose analyses and conclusions  Brynwood,  Mr.
      Hartong and Mr. Gray adopt, if any.

Response.  Language has been added  indicating  that each of the filing  parties expressly adopted the analyses performed by BNY Capital Markets. See response to
SEC Comment No. 6.

SEC Comment No. 8. We note that the special committee and the board did not seek or receive a going concern or liquidation valuation for Lincoln Snacks. Disclose why these  parties did not think that going concern and  liquidation  value were relevant to their fairness determinations and provide the basis for this belief.
Refer to prior  comment 20 and  Question  No. 20 of  Exchange  Act  Release  No.
34-17719. In addition,  clearly state that the parties did not consider any firm offers made by an  unaffiliated  entity  during the past two years  because they were not  aware of any such  offers,  as  indicated  in your  response  to prior comment 20.

Securities and Exchange Commission    -6-                     September 21, 2001

Response.  The  following  language has been added to the second last  paragraph under "SPECIAL  FACTORS - Background and Reasons for the Merger;  Recommendation
of the Lincoln Snacks' Board - Reasons for Approving the Merger":

                  No going  concern  valuation  was sought  because  the Special
                  Committee  and the board of directors  believed that the price indicated by the interested party with whom Lincoln Snacks had preliminary  discussions  would be the  highest  price that an unaffiliated  party could reasonably be expected to pay. Based on their knowledge of Lincoln Snacks, the interested party and the snack foods industry,  the Special Committee believed that the  interested  party would be willing to pay a higher  price than other  logical  purchasers.  Because  the $3.50 per share merger  consideration  substantially  exceeded  the  $2.70 per share indicated by the interested party, the Special Committee and the  board of  directors  concluded  that a going  concern
                  valuation   would   not   provide    significant    additional
                  information.  No firm  offer  from an  unaffiliated  person to acquire  Lincoln  Snacks was  received  by  Lincoln  Snacks or
                  Brynwood during the two years preceding the Merger  Agreement.
                  In  addition,  based on the nature of Lincoln  Snacks'  assets which do not include significant assets with a value exceeding their  book  value,  the  Special  Committee  and the board of directors  concluded  that the  liquidation  value of  Lincoln
                  Snacks would not exceed the book value of the Lincoln  Snacks'
                  common stock ($2.08 as of March 31, 2001).

See also the response to SEC Comment No. 11.

SEC Comment No. 9. If Brynwood  Partners  III, Mr.  Hartong,  Mr. Gray,  Lincoln
Snacks  Acquisition  Corp.  and  Brynwood  Management  III  intend  to adopt the fairness determinations and underlying analyses of the special committee and the board,  please  note from the  preceding  comment  that  those  parties  did not adequately  address the factors listed in Instruction  2(iv),  (v) and (viii) of
Item 1014 of  Regulation  M-A.  A filing  person  cannot  insulate  itself  from liability by relying upon  another's  analyses,  which,  by their terms,  do not comply with the specific  disclosure  requirements of Schedule  13E-3.  See Item
1014(b) of Regulation M-A and Question Nos. 5 and 21 of Exchange Act Release No.
34-17719.  If Brynwood  Partners  III, Mr.  Hartong,  Mr. Gray,  Lincoln  Snacks
Acquisition  Corp.  and  Brynwood  Management  III did not  consider the factors material  or  relevant  to its  determination,  state that and  explain  why the factors were not deemed important or relevant.

Response.  See response to SEC Comment No. 6.

Securities and Exchange Commission    -7-                     September 21, 2001

SEC Comment No. 10. You indicate  that the special  committee  and board believe that the merger is  "procedurally  fair." Revise to disclose whether each filing person,  including Brynwood Partners III, Mr. Hartong,  Mr. Gray, Lincoln Snacks
Acquisition Corp. and Brynwood  Management III, believes that the transaction is procedurally fair and the bases for their belief.

Response.  The last sentence of the final  paragraph  under  "SPECIAL  FACTORS -
Background  and Reasons for the Merger;  Recommendation  of the Lincoln  Snacks'
Board - Reasons for Approving the Merger" has been revised to read as follows:

                  Notwithstanding  the  foregoing,  the Special  Committee,  the board of directors,  Brynwood,  Brynwood  Management III L.P.,
                  Mr.  Hartong,  Jr., Mr. Gray and Lincoln  Acquisition  believe that the merger is  procedurally  fair to the  stockholders of
                  Lincoln  Snacks other than Brynwood both because of the rights afforded to them under  Delaware  law,  including the right to seek an appraisal of their Lincoln Snacks' common stock and to access to  certain  business  records  of  Lincoln  Snacks and because of the substantial  business  experience and knowledge
                  of  the  snack  food   industry  of  Mr.   MacDonald  and  Mr.
                  Zwartendijk, the members of the Special Committee.

SEC Comment No. 11. Clearly state in the document that the special committee and board  did  not  believe  there  were  any  negative  factors  relating  to  the transaction,  as noted in your response to prior comment 22. Disclose that these parties  had  such a belief  despite  the  results  of the  financial  advisor's premiums paid analysis and the existence of possibly conflicting  interests.  In addition, clarify whether any of the other filing persons evaluated any negative factors relating to the transaction.

Response.  The  following  language has been added to the second last  paragraph under "SPECIAL  FACTORS - Background and Reasons for the Merger;  Recommendation
of the Lincoln Snacks' Board - Reasons for Approving the Merger":

                  None  of  the  Special  Committee,  the  board  of  directors,
                  Brynwood,  Brynwood Management III L.P., Mr. Hartong, Jr., Mr.
                  Gray and Lincoln  Acquisition  believed  that, in light of the terms of the Merger Agreement, there were any negative factors relating  to the  transactions.  This  conclusion  was reached notwithstanding that the premiums to market values represented by the  merger  were less than the median  premiums  to market values in the minority interest transactions identified by BNY
                  Capital  Markets  (which was only a portion of the BNY Capital
                  Markets' overall evaluation of the fairness of the merger) and the possibly conflicting interests

Securities and Exchange Commission    -8-                     September 21, 2001

                  described under "INTERESTS OF CERTAIN PERSONS IN THE MERGER."

SEC  Comment  No.  12. We  reissue  prior  comment  23.  The  discussion  in the
Background section is not specific enough to address the disclosure requirements of Item 1013 of  Regulation  M-A.  Consider  including a separate  section  that
discusses  in  detail  each  filing   persons'   purpose  for  engaging  in  the
transaction,  and the reasons for  undertaking  the transaction at this time, as opposed to any other time in Lincoln Snacks' operating history.

Response.  The  following  subsection  has  been  added to the  Proxy  Statement
following   "SPECIAL   FACTORS  -   Background   and  Reasons  for  the  Merger;
Recommendation of the Lincoln Snacks' Board - Background":

                  Timing of the Merger

                  Brynwood,  Brynwood Management III L.P., Mr. Hartong,  Jr. and
                  Mr. Gray regularly review the strategic alternatives available to Brynwood  with respect to its  investments.  Following  the determination  by  Brynwood  that the price  indicated  by the unaffiliated  entity that  expressed  an interest in acquiring
                  Lincoln  Snacks was  inadequate  and taking  into  account the substantially  higher price Brynwood was willing to recommend, the  savings  Lincoln  Snacks  could  realize  by not  being a
                  publicly   reporting   company,   the  expiration  of  certain
                  procedural  limitations  under Delaware law and the additional operating  efficiencies that Lincoln Snacks could achieve as a
                  wholly  owned  subsidiary  of  Brynwood,   Brynwood,  Brynwood
                  Management III L.P., Mr. Hartong,  Jr. and Mr. Gray determined to recommend that Lincoln Snacks consider the merger.  Lincoln
                  Acquisition  was formed just before the Merger  Agreement  was entered into specifically for the purpose of accomplishing the merger.

                  The Special  Committee and the board of directors  believed it would be  appropriate to consider the  recommendation  made by
                  Brynwood. Considering the price to be paid to the stockholders of  Lincoln  Snacks  other  than  Brynwood,  the  opinion  and analyses of BNY Capital  Markets and the relative  illiquidity of an investment in Lincoln Snacks' common stock,  the Special
                  Committee and the board concluded that the  recommendation for the merger should be accepted.  The Special  Committee and the board of  directors  believe  that the  merger  represents  an opportunity for the  stockholders of Lincoln Snacks other than
                  Brynwood to realize a

Securities and Exchange Commission    -9-                     September 21, 2001

                  value for their Lincoln  Snacks'  common stock which would not likely be matched within a reasonable time.

     Security Ownership of Certain Beneficial Owners and Management, page 20

SEC  Comment  No. 13.  Include a table  disclosing  the  number of options  each executive  officer and  director  will hold in the  surviving  entity  after the merger and the number of shares  that they would have the right to acquire  upon exercise of the options.

Response.  The  following  paragraph  has  been  added  at the end of  "SECURITY
OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT":

                  For  information   concerning   equity   interests  which  the
                  directors  and  executive  officers  of Lincoln  Snacks  might acquire in Lincoln  Snacks upon exercise of options which will remain  outstanding,  see "INTERESTS OF CERTAIN PERSONS IN THE
                  MERGER - Lincoln Snacks' Stock Options."

                              The Merger Agreement
                     Lincoln Snacks' Stock Options, page 22

SEC Comment No. 14. We note that you amended the merger  agreement  to eliminate the right of option  holders to  surrender  their  options in exchange for cash.
Please revise the document to delete any  references  to the surrender  program, such as the second sentences in the first and second paragraphs.

Response.  The third sentence of the seventh  paragraph under "SPECIAL FACTORS -
Background  and Reasons for the Merger;  Recommendation  of the Lincoln  Snacks'
Board - Background" has been revised to read as follows:

                  All  options  to  purchase   Lincoln   Snacks'   common  stock
                  outstanding  at the  effective  time would remain  outstanding after  the  effective  time  of the  merger  and be or  become exercisable in accordance with their terms.

The first bullet point under  "SPECIAL  FACTORS - Opinion of Financial  Advisor"
has been revised to read as follows:

                  o    reviewed  the  Merger  Agreement,  the  Notice of  Annual
                       Meeting and Proxy Statement and the form of Proxy;

The second  sentence  under "THE  MERGER  AGREEMENT  -  Consideration"  has been revised  to delete  "and the number of shares  subject  to  options to  purchase
Lincoln  Snacks'  common  stock that are  surrendered  as provided in the Merger
Agreement" at the end.

Securities and Exchange Commission    -10-                    September 21, 2001

The phrase  "which will be eligible for  surrender"  has been replaced by "after consummation  of the  merger"  at the end of the  second  sentence  of the first paragraph under "THE MERGER AGREEMENT - Lincoln Snacks' Stock Options."

SEC Comment No. 15. You indicate in your  response to prior  comment 36 that any program  allowing option holders to surrender their options in exchange for cash after the merger  would not be subject to the tender  offer  rules  because  the registration  of Lincoln  Snacks  common  stock under the  Exchange  Act will be terminated. Please note that the provisions of Section 14(e) of the Exchange Act and  Regulation  14E  apply to all  tender  offers,  including  offers  for both registered and unregistered securities. Please confirm your understanding.

Response.  The second  paragraph  under "THE MERGER  AGREEMENT - Lincoln Snacks'
Stock Options" has been revised to read as follows:

                  After  the  effective  time of the  merger,  there  will be no public  market  for  the  Lincoln  Snacks'  common  stock.  In recognition  that any shares  thereafter  acquired  by opption holders upon exercise of options would be illiquid and subject to  substantial  restrictions  on resale,  Lincoln  Snacks may develop a  program  which  would  allow  the  holders  of such options  (other than its directors and executive  officers) to realize the value of their  options in cash.  Any such program would  be  subject  to  compliance  with  applicable  laws and regulations.

We have been  authorized by Lincoln Snacks to acknowledge  that any tender offer or request or invitation  for tenders that might be made by Lincoln Snacks after consummation  of the merger would be subject to compliance with Section 14(e) of the Securities  Exchange Act of 1934, as amended and Lincoln Snacks would comply with such Section.

                               Additional Changes

Please  note that  certain of the  language  which was  included  in the revised preliminary  proxy material filed on September 7, 2001 under "SPECIAL  FACTORS -
Opinion of Financial Advisor - Comparable  Transaction  Analysis," "- Comparable
Company  Analysis" and "-Minority  Interest  Transactions" has been moved within the sections.

Securities and Exchange Commission    -11-                    September 21, 2001

Lincoln  Snacks  is  very  anxious  to  distribute  the  proxy  material  to its stockholders  and to schedule its special meeting of  stockholders.  If you have any  questions  or need  additional  information,  please call either  Martin A.
Clarke (telephone 203-351-4238) or me.

                                                    Very truly yours,

                                                    /s/ PAUL G. HUGHES

                                                    Paul G. Hughes